Exhibit 99.1

Investor Presentation February 2023

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

Business Overview

We are a leading, full-service alternative asset manager in Brazil

Vinci Partners has a proven **fundraising track record** with a **broad fund base** and a **high-visibility and integrated recurring revenues** business model

- **R$63 bn** AUM[1]
- **10** Business Strategies
- **91%** Of net revenues come from mgmt. fees[2]
- **51%** Capital committed 5+ years

Our business has proven to be profitable even in tougher macro scenarios, with increasingly amounts of free cash flow driving **attractive quarterly dividend distribution to shareholders.**



Adjusted DE (R$mm)
CAGR[3] +69%
31
98
127
232
248
2018
2019
2020
2021
2022

US$0.17 4Q'22 Dividend Per Share

6.3% LTM Dividend Yield[4]

Vinci achieved several important milestones across Private Market strategies over the year, representing **R$7.8 billion in additional AUM:**

Roughly 40% of Vinci's new capital subscriptions came from our local institutional investor base, with highlights to the activation of Anchor Investments such as BNDES across new strategies (VICC and Vinci Credit Infra), configuring up to R$1.9 billion in capital commitments.

The fourth vintage in the Private Equity flagship strategy, VCP IV, activated in June 2022, has already **closed its first investment in Arklok,** a leading Hardware-as-a-Service company in Brazil.

Vinci closed its first M&A transaction since the IPO, with the acquisition of Vinci SPS, which added R$2 billion in AUM and filled a strategic gap within our Private Markets product offering.

Vinci raised close to R$800 million across REITs over the year, with the launch of new strategies in the Credit segment and stock transactions in Real Estate.

See notes and definitions at end of document

4

VINCI partners

5 We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments Vinci SPS Exposure to special situations assets with a f avorable risk - return strategy Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability acros s multiple verticals Retirement Services Capital Allocation services to investors’ retirement plans by developing sophisticated solutions

6 Why VRS? VRS launch to increase Vinci's exposure to the growing Pension Plan industry Brazilian complementary open - ended pension plan industry represents over R$1 trillion in total addressable market , growing at a double - digit rate in the last few years Secular trend of decentralization from incumbent banks, that currently hold 90% of total market share which is gradually shifting to independent insurers Lack of independent alternative players offering open - ended pension plans in Brazil , due to the market's sharp entry barriers such as expertise and structuring requirements Why expand into Open - Ended Pension Plans? ▪ Digital, simplified and tailor - made allocation ▪ Best - in - class technological set up ▪ Experience designed to customize full life cycle and pension retirement goals according to risk tolerance metrics ▪ Superior cost efficiency to the beneficiary by using low - cost passive funds as part of the asset allocation matrix

7 Vinci Retirement Services is expected to launch in early 2023 ▪ VRS will offer tailor made solutions designed to fit every investor profile and help individuals reach their retirement goals ▪ Costumers will have easy access to information to enhance the user experience and quick responses regarding plans’ approval, customization and portability ▪ Individualized advisory assistance for costumers, backed by a tech advisor mechanism and specialists in asset allocation ▪ An innovative and 100% digital product, with a user - friendly navigation and singular design Product Overview ▪ VRS is in final stages of beta testing, and it is expected to launch in the first quarter of 2023 Product Launch ▪ First pool of users will come from Vinci’s High - Net - Worth individual investor base, followed by corporate clients

8 Our AUM is highly diversified across different strategies Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric See notes and definitions at end of document 27% 13% 7% 2% 4% 21% 15% 6% 5% Private Equity Real Estate Credit Vinci SPS Infrastructure IP&S Public Equities Hedge Funds Advisory 22% 9% 8% 3% 3% 38% 12% 5% 53 % of net revenues come from private market strategies ² 51 % of AUM is in long term products ¹ Net Revenues FY'22 AUM 4Q'22

9 44% 38% 18% 39% 47% 8% 6% 37% 21% 18% 17% 6% AUM 4Q'22 34% 24% 23% 11% 8% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles Our AUM funding base is mostly built upon our proprietary distribution channels Private . Markets . ▪ Private Markets’ AUM base favors long - term to perpetual capital commitments Liquid . Strategies . ▪ 94% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients IP&S . ▪ 44% of IP&S’ AUM comes from local institutional investors

Financial Highlights

11 We started a strong cycle for fundraising in Private Markets in 2022, that can drive growth for FRE results in the coming quarters Vinci Credit Infra Credit ▪ New strategy that aims to invest in incentivized infrastructure debentures, focusing on high - grade credit assets in accordance with superior ESG guidelines VCP IV Private Equity ▪ We plan to continue the strategy deployed in VCP III and primarily target control and control - oriented investments REITs Real Estate/Credit ▪ Vinci raised close to R $ 800 million across REITs over the year, with the launch of new strategies in the Credit segment and stock transactions in Real Estate, with highlights to : R$10 bn Target Fundraising across Private Markets (2022 - 2023 Cycle) ▪ The new Climate Change fund has raised so far over R $ 650 million and its first closing is expected for the 1 Q’ 23 ▪ First investment announced on November 16 th, 2022 ▪ VCP IV was activated as of June 2022 and all fees charged for subsequent following closings will retroact to its start ▪ The fund reached R $ 1 . 4 billion in commitments in the 4 Q’ 22 with the full activation of BNDES’s investment, and will continue to fundraise throughout 2023 ▪ VICA, a perpetual fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil ▪ VCRI , new listed REIT focused on investing in real estate MBS, while also being able to invest in listed REITs with similar investment strategies VICC Infrastructure ▪ A pioneer strategy in Latin America dedicated to renewables generation, water & sewage, and innovative green technologies

We have a resilient business model with high management fee centricity

- Management fee revenues totaled R$99.6 million in the 4Q'22, up 9% year-over-year and R$371.5 million in the FY'22, up 3% when compared to the FY'21, a combined effect of the fundraising across Private Market strategies and the acquisition of Vinci SPS.
- Advisory fees totaled R$4.4 million in the 4Q'22, down 78% year-over-year and R$22.0 million in the FY'22, down 67% when compared to the FY'21, driven by the stronger deal activity in 2021 resulting in higher than usual advisory fees in the period.
- Management fees continue to be the main contributor to net revenues, accounting for 91% of total revenues over the FY'22.
- Total operating expenses of R$208.5 million during the FY'22, a decrease of 5% when compared to the FY'21. Disregarding bonus compensation, expenses were up 7% year-over-year, consistent with inflation in the period.

Fee Related Revenues are primarily derived from management fees (R$ mm)



% Mgmt. fees
Advisory fees
Management fees
82%
112
20
92
4Q'21
96%
104
4
100
4Q'22
(78)%
+9%
84%
428
67
361
FY'21
94%
393
22
372
FY'22
(67)%
+3%

Total Expenses FY'22 vs. FY'21 (R$mm)



(5)%
219
18
22
81
99
FY'21
208
18
25
85
80
FY'22
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A

12

VINCI partners

13 89% 11% Private Equity Infrastructure Vinci holds a strong position for future realization of performance fees in private market funds… ▪ Performance fee receivable increased to R$167.5 million in the 4Q'22, an 8% increase quarter - over - quarter, driven mostly by appr eciation in the VCP III strategy. ▪ The VCP strategy¹ in Private Equity accounted for R$149.0 million in accrued performance fees, or 89% of total performance fe es. ▪ Vinci Partners had, as of 4Q'22, R$11 billion in performance eligible AUM coming from Private Markets’ funds still within inv est ment period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the fourth quarter of 2022, following IFRS 15 rules. Private Equity accrued performance fees reflect the funds' most recent mark and are not booked in the company's balance sheet ye t. R$167.5 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 15 . 5 million as of the end of the fourth quarter of 2022 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 149 . 0 million and for the Infrastructure fund VIAS, of R $ 2 . 7 million, as of the end of the fourth quarter of 2022 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

…and additional gains from our GP Investments and financial income

- Realized GP Investment[1] and Financial income[2] of R$17.7 million in the 4Q'22, down 18% year-over-year, driven by realizations in FIP Infra Transmissão, which occurred in the 4Q'21.
- Realized GP Investment income of R$7.5 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$107.1 million over the FY'22, up 152% when compared to the FY'21, driven mostly by the hike in interest rates over the year.

Realized GP Investment[1] and Financial income[2] 4Q'22 vs 4Q'21 (R$mm)



(18)%
22
12
10
18
7
10
4Q'21
4Q'22
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] FY'22 vs FY'21 (R$mm)



+ 152%
43
14
29
107
20
87
FY'21
FY'22
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

14

15 186 189 36 8 (6) 222 192 FY'21 FY'22 43 52 11 1 (1) 54 51 4Q'21 4Q'22 FRE Asset Management FRE Advisory FRE VRS Which translates to a highly visible recurring and profitable business model See notes and definitions at end of document DE Margin ▪ Fee - Related Earnings (FRE) in the 4Q'22 was down 5% year - over - year. This decrease comes primarily from the Financial Advisory se gment, following record revenues posted in the 4Q’21 and investments made into our new VRS segment. Considering only the asset management segments³, FRE would be up 22% yea r - o ver - year. ▪ Adjusted DE was R$247.7 million (R$4.47/share) in the FY'22, up 7% when compared to the FY'21. Fee - Related Earnings (FRE) – R$mm Adjusted After - tax Distributable Earnings¹ (DE) – R$mm 48% 49% 52% 49% FRE Margin (94) % +22 % N/A (77) % +2 % N/A 69 56 4Q'21 4Q'22 232 248 FY'21 FY'22 47% 43% 45% 48% (19) % +7%

16 Key Takeaways See notes and definitions at end of document 77 % FRE as % DE FY ’ 22 We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$167.5 m illion in accrued performance fees in Private Markets’ funds 2 Current macroeconomic scenario presents attractive opportunities to grow AUM through M&A 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 10 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 6.3 % LTM dividend yield¹ 51% AUM +5 years lockup Complementary and/or Synergistic business lines

Appendix – I Business Overview

18 2 6 11 15 17 18 20 19 21 24 35 47 54 60 50 58 63 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates We have scaled our platform significantly since our inception in 2009… See notes and definitions at end of document 2010 Association with “Gas” (Equities) 2012 Company becomes a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 - 2019 Real Estate: IPO VILG and VINO. Follow ons VISC & VILG Public Equities: Acquisition of Mosaico Capital Credit: FIDC Energia Sustentavel funded by BNDES Fundraising of VCI II Infra: IPO VIGT 2009 Establishment of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 Launch of VIR strategy Public Equities: Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG, VIGT and VISC IPO of VIUR 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2022 Launch of VRS Acquisition of SPS Capital Activation of BNDE’s anchor investment across Vinci Credit Infra ( Credit ) and VICC ( Infra ) Private Equity: Start of fundraising for VCP IV Real Estate: First public offer for VICA Credit: Launch of Vinci Credit Infra with an anchor institutional investment 9.3% See notes and definitions at end of document 13.8% Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV - launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

2003
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)

2004
Fund I
US$608 million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci foundation: We believe in ethics as the best value in a relationship

2011
VCP II
US$1.4 billion fund closed

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2017
Vinci assumes NE II and NE III management
NE III R$240mm Dry Powder

2018
NE III
(GIIN metrics)
VES
Win public auction from BNDES

2019
Vinci PE granted PRI A Score
ESG Policy for Public Equity and Credit
Development of the Impact Framework (VIR IV)

2019
VCP III
US$1.0bn fund closed[1]
VIR IV
BNDES approved anchor commitment

2020
Vinci engaged with the IDB to apply the WEPs tool
First ESG Annual Report for VCP III

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion
VES was the first Brazilian fund to receive the "European Standard" label

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance
Vinci received the WOB – Women on Board seal

2022
VICC
Activation of BNDES anchor investment
Vinci Credit Infra
Activation of anchor investments from local institutional investors such as BNDES

See notes and definitions at end of document

19

VINCI partners

20 Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices See notes and definitions at end of document

21 We are a leader in Brazilian alternative asset management with strong competitive advantages ~90% of AUM coming from proprietary distribution channels 53% of Net Revenues come from Private Market Strategies 6 51% of AUM committed for over 5 years Diversified business model 10 business units Partnership model: 38 partners Vinci Partners differentiators Vinci Partners Competitive Advantage Product offering Capabilities Company Private markets Liquid Strategies Investment Products & Solutions Retirement Services Distribution Platform Integration PE RE Infra Credit Vinci SPS Other Alternative Local Asset Managers² Other Independent Asset Managers 3 Hedge funds 4 Incumbent banks 5 In development Well developed Developed Independent asset manager 1 See notes and definitions at end of document

Appendix – II Segment summaries

23 59% 19% 19% 3% Private Markets Liquid Strategies IP&S Financial Advisory 56% 19% 21% 4% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$197.6 million over the FY'22, with 56% of FRE coming from Private Markets, followed by IP&S accounting for 21%, Liquid Strategies for 19% and Financial Advisory for 4%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$228.1 million over the FY'22, with 59% co ming from Private Markets’ strategies, followed by IP&S and Liquid Strategies both accounting for 19% and Financial Advisory for 3%. Segment Distributable Earnings FY'22 by Segment Fee Related Earnings (FRE) FY'22 by Segment R$198 mm R$228 mm

24 We offer a complete and diversified platform for alternative investments Private Equity – R$13.8bn AUM (48%) Real Estate – R$5.6bn AUM (20%) PRIVATE MARKETS R$29 BILLION AUM The real estate strategy invests through two subs - strategies : REITs : The real estate strategy currently manages eight REITs, six are listed on the Brazilian stock exchange, with more than 420 , 000 retail investors, one is structured to become listed through a public follow - on offering in up to five years, and the other is a Fund of Funds that invests in listed REITs . The REIT strategy consists of perpetual capital funds, focused on the acquisition of core, income generating real estate assets, and invests through six sub - strategies : shopping malls, industrial assets, offices, financial instruments, urban commercial properties and agribusiness . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The third vintage of VCP strategy, Vinci Capital Partners III, is full allocated and will start its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently within fundraising process and already announced its first investment in November 2022 . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America .

25 We offer a complete and diversified platform for alternative investments PRIVATE MARKETS R$29 BILLION AUM The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds : The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets . The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets . Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Infrastructure – R$2.1bn AUM (7%) Credit – R$5.1bn AUM (18%) The Credit strategy invests across three core sub - strategies : Infrastructure Debt : The team manages a credit fund, Vinci Energia Sustentável , or VES, dedicated to investments in debentures to finance greenfield and brownfield projects with a focus on renewable energy following ESG guidelines . Real Estate Debt : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . The Vinci SPS strategy invests across five core sub - strategies : Funding Primary Market : New money provided through structured credit solutions . Downside protection through collateral and other mechanisms . Borrowers credit profile range from distressed to high yield . Funding Secondary Market : Acquisition of assets from creditors . Illiquid assets, with different credit profiles . Superior returns obtained through discounted prices combined with improved recovery strategies . Claims : Acquisition of judicial assets against public and private entities . Litigation Finance : Financing of litigation claims where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute . Credit Platforms : Scattered operations (retail) scalable through intense use of technology in their origination and processing workflows . Vinci SPS – R$2.1bn AUM (7%)

Private Markets

- Fee related earnings (FRE) of R$33.7 million in the quarter, up 25% year-over-year, driven by a combination of the strong fundraising over the year and the acquisition of Vinci SPS.
- FRE was R$109.7 million over the FY'22, an increase of 4% when compared to the FY'21.
- Segment Distributable Earnings of R$44.4 million in the quarter, down 5% year-over-year, due to higher realized performance fees and GP investment income in the 4Q'21, following realizations in FIP Infra Transmissão. Segment DE was R$134.3 million over the FY'22, an increase of 5% when compared to the FY'21, boosted by growth in FRE.
- Total AUM of R$28.7 billion at the end of the year, an increase of 30% year-over-year, driven by strong fundraising across Private Equity, Credit, Infrastructure and the acquisition of Vinci SPS. In the fourth quarter, previously announced commitments from BNDES to Vinci Credit Infra and VICC were activated in AUM numbers and will start to have a positive effect on management fees starting 2023.

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY (%)	FY'21	FY'22	Δ YoY (%)
Net revenue from management fees	49,439	52,949	59,699	21%	194,483	207,061	6%
Net revenue from advisory fees	1,684	560	1,756	4%	5,653	3,057	(46)%
Total Fee Related Revenues	**51,123**	**53,509**	**61,455**	**20%**	**200,136**	**210,118**	**5%**
Segment personnel expenses	(2,672)	(3,148)	(3,050)	14%	(10,571)	(11,857)	12%
Other G&A expenses	(2,470)	(2,549)	(2,194)	(11)%	(11,373)	(9,909)	(13)%
Corporate center expenses	(10,639)	(11,287)	(12,790)	20%	(38,456)	(44,458)	16%
Bonus compensation related to management and advisory	(8,410)	(9,662)	(9,756)	16%	(33,762)	(34,151)	1%
Total Fee Related Expenses	**(24,191)**	**(26,646)**	**(27,790)**	**15%**	**(94,163)**	**(100,375)**	**7%**
FEE RELATED EARNINGS (FRE)	**26,932**	**26,863**	**33,664**	**25%**	**105,973**	**109,743**	**4%**
FRE Margin (%)	*52.7%*	*50.2%*	*54.8%*		*53.0%*	*52.2%*	
Net revenue from performance fees	1,768	(2,559)	3,660	107%	4,984	3,459	(31)%
Realized performance fees	*11,934*	*11*	*5,343*	*(55)%*	*12,699*	*7,077*	*(44)%*
Unrealized performance fees	*(10,166)*	*(2,571)*	*(1,683)*	*(83)%*	*(7,715)*	*(3,618)*	*(53)%*
Performance based compensation	(476)	905	(1,459)	207%	(1,547)	(1,389)	(10)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,292**	**(1,654)**	**2,201**	**70%**	**3,437**	**2,070**	**(40)%**
PRE Margin (%)	*73.1%*	*64.6%*	*60.1%*		*69.0%*	*59.8%*	
(-) Unrealized performance fees	10,166	2,571	1,683	(83)%	7,715	3,618	(53)%
(+) Unrealized performance compensation	(3,602)	(910)	(593)	(84)%	(2,733)	(1,278)	(53)%
(+) Realized GP investment income	11,973	5,738	7,462	(38)%	13,851	20,171	46%
SEGMENT DISTRIBUTABLE EARNINGS	**46,761**	**32,607**	**44,418**	**(5)%**	**128,244**	**134,324**	**5%**
Segment DE Margin (%)	*62.3%*	*55.0%*	*64.5%*		*59.9%*	*58.3%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**21,991**	**27,603**	**28,685**	**30%**	**21,991**	**28,685**	**30%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**20,007**	**24,183**	**25,259**	**26%**	**20,007**	**25,259**	**26%**
AVERAGE MANAGEMENT FEE RATE (%)	*0.97%*	*0.87%*	*0.90%*		*0.97%*	*0.89%*	
FULL TIME EMPLOYEES	**49**	**62**	**65**	**33%**	**49**	**65**	**33%**



Private Markets' AUM
Infrastructure
7%
Vinci SPS
7%
Credit
18%
R$29 bn
AUM
Private Equity
48%
Real Estate
20%

26

27 We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$10 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$7.4bn AUM (72%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$2.8bn AUM (28%)

Liquid Strategies

- Fee related earnings (FRE) of R$8.8 million in the quarter, up 20% year-over-year. FRE was R$38.3 million over the FY'22, a decrease of 10% compared to the FY'21, driven by a combination of modest outflows in the beginning of the year and intra-quarter depreciation effects.
- Performance related earnings (PRE) of R$1.2 million in the quarter, up 2,835% year-over-year. PRE was R$4.3 million over the FY'22, a decrease of 12% when compared to the FY'21.
- Segment Distributable Earnings of R$10.0 million in the quarter, up 35% year-over-year, following higher contributions from performance fees and FRE. Segment Distributable Earnings was R$42.6 million over the FY'22, a decrease of 11% when compared to FY'21.
- AUM was R$10.2 billion at the end of the year. Liquid strategies' AUM has posted resilient numbers when compared to the Brazilian landscape for liquid funds, having suffered a modest outflow early in 2022, which did not reverberate within the following quarters. Nevertheless, liquid funds have been impacted by market-to-market effects intra-quarters and in the latter part of 2022, that negatively affected Liquid strategies' AUM.

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY (%)	FY'21	FY'22	Δ YoY (%)
Net revenue from management fees	20,510	20,720	19,823	(3)%	86,786	81,325	(6)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**20,510**	**20,720**	**19,823**	**(3)%**	**86,786**	**81,325**	**(6)%**
Segment personnel expenses	(1,457)	(1,398)	(1,320)	(9)%	(5,568)	(5,496)	(1)%
Other G&A expenses	(903)	(1,009)	(1,189)	32%	(2,806)	(3,654)	30%
Corporate center expenses	(5,911)	(4,643)	(4,247)	(28)%	(17,684)	(17,685)	0%
Bonus compensation related to management and advisory	(4,854)	(4,134)	(4,227)	(13)%	(18,031)	(16,232)	(10)%
Total Fee Related Expenses	**(13,125)**	**(11,185)**	**(10,983)**	**(16)%**	**(44,089)**	**(43,068)**	**(2)%**
FEE RELATED EARNINGS (FRE)	**7,385**	**9,535**	**8,840**	**20%**	**42,697**	**38,258**	**(10)%**
FRE Margin (%)	*36.0%*	*46.0%*	*44.6%*		*49.2%*	*47.0%*	
Net revenue from performance fees	265	1,424	2,937	1,008%	10,413	7,986	(23)%
Realized performance fees	*265*	*1,424*	*2,937*	*1,008%*	*10,413*	*7,986*	*(23)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	N/A
Performance based compensation	(225)	(743)	(1,761)	683%	(5,512)	(3,685)	(33)%
PERFORMANCE RELATED EARNINGS (PRE)	**40**	**681**	**1,176**	**2,835%**	**4,901**	**4,301**	**(12)%**
PRE Margin (%)	*15.1%*	*47.8%*	*40.0%*		*47.1%*	*53.9%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**7,425**	**10,216**	**10,016**	**35%**	**47,599**	**42,559**	**(11)%**
Segment DE Margin (%)	*35.7%*	*46.1%*	*44.0%*		*49.0%*	*47.7%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**11,573**	**10,760**	**10,209**	**(12)%**	**11,573**	**10,209**	**(12)%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**11,440**	**10,606**	**10,053**	**(12)%**	**11,440**	**10,053**	**(12)%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.75%***	***0.86%***	***0.81%***		***0.73%***	***0.79%***	
FULL TIME EMPLOYEES	**24**	**23**	**23**	**(4)%**	**24**	**23**	**(4)%**



Liquid Strategies' AUM
Hedge Funds
28%
R$10 bn
AUM
Public Equities
72%

28

VINCI partners

29 Commingled Funds – R$2.2bn AUM (9%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Pension Plans – R$3.4bn AUM (14%) Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. We are market leaders in providing investment solutions to our clients INVESTMENT PRODUCTS & SOLUTIONS R$24 BILLION AUM In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$15.8bn AUM (65%) International – R$2.7bn AUM (11%) Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil .

Investment Products & Solutions

- Fee related earnings (FRE) of R$9.7 million in the quarter, up 14% year-over-year. FRE was R$41.3 million over the FY'22, an increase of 10% when compared to the FY'21.
- Performance related earnings (PRE) of R$0.6 million, down 39% year-over-year. PRE over the FY'22 was R$1.7 million, a decrease of 89% when compared to the FY'21, following a strong year for international exclusive mandates in 2021.
- Segment Distributable Earnings of R$10.3 million in the quarter, up 9% year-over-year. Segment DE was R$43.0 million over the FY'22, a decrease of 19% when compared to the FY'21, due to a higher contribution from PRE in 2021.
- Total AUM of R$24.2 billion, up 2% year-over-year.

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY (%)	FY'21	FY'22	Δ YoY (%)
Net revenue from management fees	21,645	21,692	20,119	(7)%	79,799	83,114	4%
Net revenue from advisory fees	7	7	7	3%	54	28	(48)%
Total Fee Related Revenues	**21,652**	**21,699**	**20,126**	**(7)%**	**79,853**	**83,142**	**4%**
Segment personnel expenses	(1,408)	(1,075)	(987)	(30)%	(4,419)	(4,967)	12%
Other G&A expenses	(791)	(622)	(992)	25%	(2,091)	(2,664)	27%
Corporate center expenses	(3,783)	(4,923)	(4,310)	14%	(15,558)	(18,162)	17%
Bonus compensation related to management and advisory	(7,239)	(4,125)	(4,184)	(42)%	(20,212)	(16,021)	(21)%
Total Fee Related Expenses	**(13,221)**	**(10,745)**	**(10,473)**	**(21)%**	**(42,280)**	**(41,815)**	**(1)%**
FEE RELATED EARNINGS (FRE)	**8,431**	**10,954**	**9,653**	**14%**	**37,573**	**41,328**	**10%**
FRE Margin (%)	*38.9%*	*50.5%*	*48.0%*		*47.1%*	*49.7%*	
Net revenue from performance fees	1,415	1,167	961	(32)%	22,237	3,156	(86)%
Realized performance fees	*1,415*	*1,167*	*961*	*(32)%*	*22,237*	*3,156*	*(86)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(393)	(698)	(338)	(14)%	(6,942)	(1,480)	(79)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,022**	**469**	**623**	**(39)%**	**15,295**	**1,676**	**(89)%**
PRE Margin (%)	*72.2%*	*40.2%*	*64.8%*		*68.8%*	*53.1%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	(3)	–	–	N/A	0	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**9,451**	**11,422**	**10,276**	**9%**	**52,868**	**43,003**	**(19)%**
Segment DE Margin (%)	*41.0%*	*50.0%*	*48.7%*		*51.8%*	*49.8%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**23,664**	**25,029**	**24,187**	**2%**	**23,664**	**24,187**	**2%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**23,528**	**24,911**	**24,085**	**2%**	**23,528**	**24,085**	**2%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.38%**	**0.38%**	**0.36%**		**0.39%**	**0.37%**	
FULL TIME EMPLOYEES	**18**	**16**	**15**	**(17)%**	**18**	**15**	**(17)%**


IP&S AUM
Commingled Funds
9%
International
11%
Pension Plans
14%
R$24 bn
AUM
Separate
Mandates
66%

30

31 We have a leading financial advisory business About our Financial Advisory team Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre - IPO and M&A advisory services for Brazilian middle - market companies . We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace . As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long - term relationships, and alignment of interests with clients . About the Services provided Outstanding position in the Brazilian market FINANCIAL ADVISORY The Financial Advisory platform provides conflict - free advice with senior focus for value creation and long - term support . The platform focuses on two main sub - strategies : Merges and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports . Capital Markets : conflict - free advisory for IPO and pre - IPO, block trades, debt restructuring and market/investor communication . Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as : Leaders League Ranking : Ranked as Leading Independent M&A Advisor in Brazil in 2021 , 2022 and 2023 # 1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg ( 2011 – 2022 ) Sale to Apex Group Financial Services Exclusive Financial Advisor for Bemobi in two acquisitions Elaboration of fairness opinion on the merger of Rede Dor and Sulamerica Financial Advisor to QI Tech’s partners in the capitalization by GIC Exclusive Financial Advisor of BPP in its sale to Dock Financial Advisor to Grupo Marche in the fundraising with BTG

Financial Advisory

- Fee related earnings (FRE) of R$0.6 million in the quarter, down 94% year-over-year.
- FRE was R$8.2 million over the FY'22, a decrease of 77% when compared to the FY'21, due to a stronger deal environment in 2021.
- Segment Distributable Earnings over the FY'22 were R$8.2 million, a decrease of 77% year-over-year when compared to the FY'21.

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY (%)	FY'21	FY'22	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	18,457	6,700	2,630	(86)%	61,047	18,908	(69)%
Total Fee Related Revenues	**18,457**	**6,700**	**2,630**	**(86)%**	**61,047**	**18,908**	**(69)%**
Segment personnel expenses	(484)	(502)	(472)	(2)%	(1,688)	(2,009)	19%
Other G&A expenses	(553)	(82)	(87)	(84)%	(1,263)	(543)	(57)%
Corporate center expenses	(3,310)	(1,121)	(1,130)	(66)%	(8,879)	(4,256)	(52)%
Bonus compensation related to management and advisory	(2,863)	(1,379)	(302)	(89)%	(12,965)	(3,889)	(70)%
Total Fee Related Expenses	**(7,210)**	**(3,084)**	**(1,991)**	**(72)%**	**(24,796)**	**(10,697)**	**(57)%**
FEE RELATED EARNINGS (FRE)	**11,247**	**3,616**	**639**	**(94)%**	**36,251**	**8,211**	**(77)%**
FRE Margin (%)	*60.9%*	*54.0%*	*24.3%*		*59.4%*	*43.4%*	
SEGMENT DISTRIBUTABLE EARNINGS	**11,247**	**3,616**	**639**	**(94)%**	**36,251**	**8,211**	**(77)%**
Segment DE Margin (%)	*60.9%*	*54.0%*	*24.3%*		*59.4%*	*43.4%*	
FULL TIME EMPLOYEES	**10**	**10**	**10**	**0%**	**10**	**10**	**0%**

32

VINCI partners

Retirement Services

- Fee Related Earnings (FRE) of negative R$1.5 million in the quarter. FRE was negative R$6.0 million in the FY'22.
- VRS is in the final stages of beta testing and is expected to launch in early 2023, starting to contribute to AUM numbers and management fee revenues.

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY (%)	4Q'21 YTD	4Q'22 YTD	Δ (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	–	–	–	–	–	–	–
Segment personnel expenses	–	(386)	(334)	N/A	–	(1,125)	N/A
Other G&A expenses	–	(463)	(515)	N/A	–	(1,613)	N/A
Corporate center expenses	–	(92)	(115)	N/A	–	(207)	N/A
Bonus compensation related to management and advisory	–	(500)	(513)	N/A	–	(3,027)	N/A
Total Fee Related Expenses	–	(1,441)	(1,476)	N/A	–	(5,972)	N/A
FEE RELATED EARNINGS (FRE)	–	(1,441)	(1,476)	N/A	–	(5,972)	N/A
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,441)	(1,476)	N/A	–	(5,972)	N/A
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A	
ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	–	–	–	–
FULL TIME EMPLOYEES	–	6	7	N/A	–	7	N/A

33
VINCI partners

Appendix – III Financial statements

35 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

Fourth Quarter and Full Year 2022 Segment Earnings

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY(%)	FY'21	FY'22	Δ YoY(%)
Net revenue from management fees	91,594	95,361	99,640	9%	361,070	371,501	3%
Net revenue from advisory fees	20,148	7,267	4,394	(78)%	66,755	21,994	(67)%
Total Fee Related Revenues	**111,742**	**102,628**	**104,034**	**(7)%**	**427,825**	**393,495**	**(8)%**
Segment personnel expenses	(6,021)	(6,509)	(6,163)	2%	(22,246)	(25,454)	14%
Other G&A expenses	(4,717)	(4,725)	(4,977)	6%	(17,512)	(18,383)	5%
Corporate center expenses	(23,642)	(22,067)	(22,592)	(4)%	(80,599)	(84,770)	5%
Bonus compensation related to management and advisory	(23,367)	(19,798)	(18,981)	(19)%	(84,969)	(73,318)	(14)%
Total Fee Related Expenses	**(57,747)**	**(53,099)**	**(52,713)**	**(9)%**	**(205,327)**	**(201,925)**	**(2)%**
FEE RELATED EARNINGS (FRE)	**53,995**	**49,529**	**51,321**	**(5)%**	**222,498**	**191,570**	**(14)%**
FRE Margin (%)	*48.3%*	*48.3%*	*49.3%*		*52.0%*	*48.7%*	
FRE per share[4] (R$/share)	*0.96*	*0.89*	*0.93*		*3.94*	*3.45*	
Net revenue from performance fees	3,448	31	7,558	119%	37,633	14,600	(61)%
Performance based compensation	(1,094)	(537)	(3,558)	225%	(14,001)	(6,554)	(53)%
PERFORMANCE RELATED EARNINGS (PRE)	**2,354**	**(506)**	**4,000**	**70%**	**23,632**	**8,046**	**(66)%**
PRE Margin (%)	*68.3%*	*N/A*	*52.9%*		*62.8%*	*55.1%*	
(-) Unrealized performance fees	10,166	2,571	1,683	(83)%	7,715	3,618	(53)%
(+) Unrealized performance compensation	(3,605)	(910)	(593)	(84)%	(2,733)	(1,278)	(53)%
(+) Realized GP investment income	11,973	5,738	7,462	(38)%	13,851	20,171	46%
SEGMENT DISTRIBUTABLE EARNINGS	**74,883**	**56,422**	**63,873**	**(15)%**	**264,964**	**222,127**	**(16)%**
Segment DE Margin (%)	*54.5%*	*50.8%*	*52.9%*		*54.4%*	*51.4%*	
(+) Depreciation and amortization	1,127	1,223	1,803	60%	3,917	4,986	27%
(+) Realized financial income	9,531	31,726	10,235	7%	28,729	86,958	203%
(-) Leasing expenses	(2,953)	(2,297)	(2,190)	(26)%	(12,281)	(9,359)	(24)%
(-) Other financial expenses[2]	140	(1,689)	(3,537)	N/A	(319)	(5,718)	1,692%
(-) Non-recurring expenses[3]	–	(523)	–	N/A	–	(6,594)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(14,213)	(12,020)	(14,392)	1%	(52,775)	(50,077)	(5)%
DISTRIBUTABLE EARNINGS (DE)	**68,515**	**72,842**	**55,792**	**(19)%**	**232,234**	**242,323**	**4%**
DE Margin (%)	*46.7%*	*51.0%*	*42.6%*		*45.0%*	*46.7%*	
DE per share (R$/share)[4]	*1.22*	*1.32*	*1.01*		*4.10*	*4.37*	
(+) Non-recurring expenses[3] (including Income Tax effect)	–	353	–	N/A	–	5,425	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**68,515**	**73,195**	**55,792**	**(19)%**	**232,234**	**247,747**	**7%**
Adjusted DE Margin (%)	*46.7%*	*51.3%*	*42.6%*		*45.0%*	*47.8%*	
Adjusted DE per share (R$/share)	*1.22*	*1.32*	*1.01*		*4.10*	*4.47*	

See notes and definitions at end of document

36

VINCI partners

Financials - Income Statement

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	Δ YoY (%)	FY'21	FY'22	Δ (%)
REVENUES							
Net revenue from management fees	91,594	95,361	99,640	9%	361,070	371,501	3%
Net revenue from performance fees	3,448	31	7,558	119%	37,633	14,600	(61)%
Realized performance fees	*13,614*	*2,602*	*9,241*	*(32)%*	*45,348*	*18,218*	*(60)%*
Unrealized performance fees	*(10,166)*	*(2,571)*	*(1,683)*	*(83)%*	*(7,715)*	*(3,618)*	*(53)%*
Net revenue from advisory	20,148	7,267	4,394	(78)%	66,755	21,994	(67)%
Total net revenues from services rendered	**115,190**	**102,659**	**111,592**	**(3)%**	**465,458**	**408,095**	**(12)%**
EXPENSES							
Bonus related to management and advisory	(23,367)	(19,798)	(18,981)	(19)%	(84,969)	(73,318)	(14)%
Performance based compensation	(1,094)	(537)	(3,558)	225%	(14,001)	(6,554)	(53)%
Realized	*(4,699)*	*(1,448)*	*(4,151)*	*(12)%*	*(16,734)*	*(7,833)*	*(53)%*
Unrealized	*3,605*	*910*	*593*	*(84)%*	*2,733*	*1,278*	*(53)%*
Total compensation and benefits	**(24,461)**	**(20,335)**	**(22,539)**	**(8)%**	**(98,970)**	**(79,872)**	**(19)%**
Segment personnel expenses	(6,021)	(6,509)	(6,163)	2%	(22,246)	(25,454)	14%
Other general and administrative expenses	(4,717)	(4,725)	(4,977)	6%	(17,512)	(18,383)	5%
Corporate center expenses	(23,642)	(22,067)	(22,592)	(4)%	(80,599)	(84,770)	5%
Total expenses	**(58,841)**	**(53,636)**	**(56,271)**	**(4)%**	**(219,328)**	**(208,480)**	**(5)%**
Operating profit	**56,349**	**49,023**	**55,321**	**(2)%**	**246,130**	**199,616**	**(19)%**
OTHER ITEMS							
GP Investment income	4,415	9,673	8,011	81%	80	6,304	7,780%
Realized gain from GP investment income	*11,973*	*5,738*	*7,462*	*(38)%*	*13,851*	*20,171*	*46%*
Unrealized gain from GP investment income	*(7,558)*	*3,935*	*549*	*N/A*	*(13,771)*	*(13,867)*	*1%*
Financial income	9,579	31,701	10,268	7%	27,902	87,870	215%
Realized gain from financial income	*9,531*	*31,726*	*10,235*	*7%*	*28,729*	*86,958*	*203%*
Unrealized gain from financial income	*48*	*(25)*	*33*	*(31)%*	*(827)*	*912*	*N/A*
Leasing expenses	(2,953)	(2,297)	(2,190)	(26)%	(12,281)	(9,359)	(24)%
Other items[1]	140	(1,689)	10,434	7,353%	(319)	8,253	N/A
Share Based Plan	(1,014)	(5,609)	(5,463)	439%	(3,670)	(14,276)	289%
Non-recurring expenses[2]	–	(523)	–	N/A	–	(6,594)	N/A
Total Other Items	**10,167**	**31,256**	**21,060**	**107%**	**11,712**	**72,198**	**516%**
Profit before income taxes	**66,516**	**80,279**	**76,381**	**15%**	**257,842**	**271,814**	**5%**
(-) Income taxes[3]	(9,923)	(11,072)	(17,891)	80%	(49,227)	(52,413)	6%
NET INCOME	**56,593**	**69,207**	**58,490**	**3%**	**208,615**	**219,401**	**5%**
(+) Non-recurring expenses[2] including income tax related to realized expense	–	353	–	N/A	–	5,425	N/A
(-) Contingent consideration adjustment related to acquisitions[4]	–	–	(9,221)	N/A	–	(9,221)	
ADJUSTED NET INCOME	**56,593**	**69,560**	**49,269**	**(13)%**	**208,615**	**215,604**	**3%**

See notes and definitions at end of document

37

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	FY'21	FY'22
OPERATING PROFIT	**56,349**	**49,023**	**55,321**	**246,130**	**199,616**
(-) Net revenue from realized performance fees	(13,614)	(2,602)	(9,241)	(45,348)	(18,218)
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
(+) Compensation allocated in relation to performance fees	1,094	537	3,558	14,001	6,554
FEE RELATED EARNINGS (FRE)	**53,995**	**49,529**	**51,321**	**222,498**	**191,570**
OPERATING PROFIT	**56,349**	**49,023**	**55,321**	**246,130**	**199,616**
(-) Net revenue from management fees	(91,594)	(95,361)	(99,640)	(361,070)	(371,501)
(-) Net revenue from advisory	(20,148)	(7,267)	(4,394)	(66,755)	(21,994)
(+) Bonus related to management and advisory	23,367	19,798	18,981	84,969	73,318
(+) Personnel expenses	6,021	6,509	6,163	22,246	25,454
(+) Other general and administrative expenses	4,717	4,725	4,977	17,512	18,383
(+) Corporate center expenses	23,642	22,067	22,592	80,599	84,770
PERFORMANCE RELATED EARNINGS (PRE)	**2,354**	**(506)**	**4,000**	**23,632**	**8,046**
OPERATING PROFIT	**56,349**	**49,023**	**55,321**	**246,130**	**199,616**
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
(+) Compensation allocated in relation to unrealized performance fees	(3,605)	(910)	(593)	(2,733)	(1,278)
(+) Realized gain from GP investment income	11,973	5,738	7,462	13,851	20,171
SEGMENT DISTRIBUTABLE EARNINGS	**74,883**	**56,422**	**63,873**	**264,964**	**222,127**
NET INCOME	**56,593**	**69,207**	**58,490**	**208,615**	**219,402**
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
(+) Income tax from unrealized performance fees	(1,173)	(296)	(194)	(890)	(417)
(+) Compensation allocated in relation to unrealized performance fees	(3,605)	(910)	(593)	(2,733)	(1,278)
(-) Unrealized gain from GP investment income	7,558	(3,935)	(549)	13,771	13,867
(+) Income tax on unrealized gain from GP investment income	–	7	(321)	757	(369)
(-) Unrealized gain from financial income	(48)	25	(33)	827	(912)
(-) Income tax on unrealized gain from financial income	(3,117)	–	–	(3,415)	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	–	(9,221)	–	(9,221)
(+) Depreciation and amortization	1,127	1,223	1,803	3,917	4,986
(+) Share Based Plan	1,014	5,609	5,463	3,670	14,276
(-) Income Taxes on Share Based Plan	–	(659)	(736)	–	(1,628)
(+) Non-recurring expenses including income tax related to realized expense	–	353	–	–	5,425
ADJUSTED DISTRIBUTABLE EARNINGS	**68,515**	**73,195**	**55,792**	**232,234**	**247,748**
TOTAL NET REVENUE FROM SERVICES RENDERED	**115,190**	**102,659**	**111,592**	**465,458**	**408,095**
(-) Net revenue from realized performance fees	(13,614)	(2,602)	(9,241)	(45,348)	(18,218)
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**111,742**	**102,628**	**104,034**	**427,825**	**393,495**

38

VINCI partners

39 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 4Q'21 4Q'22 FY21 FY'22 Profit (loss) before income taxes 66,516 76,381 257,842 271,814 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (22,615) (25,970) (87,666) (92,417) Reconciliation adjustments: Expenses not deductible (330) (159) (392) (214) Tax benefits 445 185 825 282 Share based payments (102) (70) (371) (297) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 12,589 8,097 38,279 40,220 Other additions (exclusions), net 90 26 98 13 Income taxes expenses (9,923) (17,891) (49,227) (52,413) Current (12,251) (15,086) (56,770) (53,144) Deferred 2,328 (2,805) 7,543 731 Effective tax rate 15% 23% 19% 19%

40 General and Administrative Expenses 4Q 2021 (R$mm) 4Q 2022 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$58.8 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$56.3 mm (4)% 16.0 19.0 3.6 8.1 1.8 3.8 3.9 14.5 23.4 1.1 12.2 1.1 3.1 3.4

41 Liabilities and equity 9/30/2022 12/30/2022 Current liabilities Trade payables 768 1,247 Deferred Revenue 16,713 – Leases 22,293 24,147 Accounts payable 6,761 7,328 Labor and social security obligations 66,208 87,732 Loans and Obligations 10,171 13,168 Taxes and contributions payable 19,474 22,291 Total current liabilities 142,388 155,913 Non - current liabilities Accounts payable – – Leases 52,965 62,064 Labor and social security obligations 2,048 2,968 Loans and Obligations 175,238 162,122 Deferred taxes 3,770 8,340 234,021 235,494 Total liabilities 376,409 391,407 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (100,323) (114,978) Retained Earnings 79,135 81,310 Other reserves 21,705 24,149 1,382,570 1,372,534 Non - controlling interests in the equity of subsidiaries 1,575 3,013 Total equity 1,384,145 1,375,547 Total liabilities and equity 1,760,554 1,766,954 Balance Sheet Assets 9/30/2022 12/30/2022 Current assets Cash and cash equivalents 97,383 136,581 Cash and bank deposits 13,981 30,108 Financial instruments at fair value through profit or loss 83,402 106,473 Financial instruments at fair value through profit or loss 1,302,167 1,243,764 Trade receivables 50,467 57,675 Sub - leases receivable 1,500 1,500 Taxes recoverable 654 1,555 Other assets 13,852 16,481 Total current assets 1,466,023 1,457,556 Non - current assets Financial instruments at fair value through profit or loss 5,646 5,985 Trade receivables 17,317 17,298 Sub - leases receivable 1,656 1,343 Taxes recoverable 4,316 3,141 Deferred taxes 7,376 9,241 Other receivables 1,041 1,065 37,352 38,073 Property and equipment 12,578 11,951 Right of use - Leases 57,943 70,136 Intangible assets 186,658 189,238 Total non - current assets 294,531 309,398 Total Assets 1,760,554 1,766,954

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**13,650**	**7,868**	**25,029**	**1,505**	**5,888**	**4,465**	**2,892**	**2,096**	**63,392**
(+/-) Capital Subscription / (capital return)	275	–	–	626	(4)	482	–	(42)	1,336
(+) Capital Subscription	*364*	–	*0*	*659*	*104*	*500*	–	*47*	*1,673*
(-) Capital Return	*(90)*	–	*(0)*	*(33)*	*(109)*	*(18)*	–	*(89)*	*(338)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	(87)	(548)	–	(44)	46	(95)	–	(728)
(+/-) Appreciation / (depreciation)	(144)	(384)	(293)	(76)	(189)	62	15	90	(918)
Ending Balance	**13,781**	**7,397**	**24,187**	**2,055**	**5,649**	**5,056**	**2,812**	**2,144**	**63,081**

For the Twelve Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**11,223**	**8,493**	**23,664**	**2,421**	**5,399**	**2,948**	**3,080**	**–**	**57,229**
(+/-) Capital Subscription / (capital return)	2,410	–	142	(280)	71	1,594	–	(42)	3,895
(+) Capital Subscription	*2,527*	–	*142*	*821*	*498*	*1,745*	–	*47*	*5,780*
(-) Capital Return	*(117)*	–	*(0)*	*(1,101)*	*(428)*	*(152)*	–	*(89)*	*(1,886)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,019)	(146)	–	(74)	264	(533)	–	(1,509)
(+/-) Appreciation / (depreciation)	148	(76)	527	(86)	255	250	265	131	1,412
Ending Balance	**13,781**	**7,397**	**24,187**	**2,055**	**5,649**	**5,056**	**2,812**	**2,144**	**63,081**

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**10,288**	**7,805**	**24,911**	**1,447**	**5,888**	**4,465**	**2,801**	**2,096**	**59,700**
(+/-) Capital Subscription / (capital return)	275	–	–	632	(4)	482	–	(42)	1,342
(+) Capital Subscription	*352*	–	*0*	*659*	*104*	*500*	–	*47*	*1,661*
(-) Capital Return	*(77)*	–	*(0)*	*(27)*	*(109)*	*(18)*	–	*(89)*	*(320)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	(87)	(548)	–	(44)	46	(95)	–	(728)
(+/-) Appreciation / (depreciation)	(155)	(384)	(278)	(76)	(189)	62	12	90	(917)
Ending Balance	**10,407**	**7,334**	**24,085**	**2,003**	**5,649**	**5,056**	**2,718**	**2,144**	**59,397**

For the Twelve Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**9,299**	**8,427**	**23,528**	**2,362**	**5,399**	**2,948**	**3,013**	**–**	**54,975**
(+/-) Capital Subscription / (capital return)	1,115	–	142	(274)	71	1,594	–	(42)	2,606
(+) Capital Subscription	*1,219*	–	*142*	*821*	*498*	*1,745*	–	*47*	*4,473*
(-) Capital Return	*(104)*	–	*(0)*	*(1,095)*	*(428)*	*(152)*	–	*(89)*	*(1,868)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,016)	(126)	–	(74)	264	(546)	–	(1,498)
(+/-) Appreciation / (depreciation)	(6)	(77)	540	(85)	255	250	252	131	1,260
Ending Balance	**10,407**	**7,334**	**24,085**	**2,003**	**5,649**	**5,056**	**2,718**	**2,144**	**59,397**

43

VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	4Q'22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	468.5	2.5%	11.8%	11.8%	14.8%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	438.7	(1.5)%	8.2%	8.2%	3.9%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	218.0	(5.3)%	3.3%	3.3%	20.9%	IPCA[6] + Yield IMA-B[7]	IPCA[6] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	978.7	(6.1)%	(4.6)%	(4.6)%	(16.9)%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	526.3	(1.3)%	7.9%	7.9%	(4.5)%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	3,066.5	1.6%	9.8%	9.8%	13.9%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	1.3%	9.7%	9.7%	13.3%	IPCA[6]	-
Vinci Retorno Real FIM	IP&S	168.0	0.9%	13.9%	13.9%	24.3%	IMA-B[7]	IMA-B[7]
Vinci Crédito Imobiliário I	Credit	242.4	3.9%	12.2%	12.2%	14.3%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	698.5	0.8%	8.8%	8.8%	12.3%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Mult. Plus FIC FIM	Credit	123.6	3.5%	13.9%	13.9%	22.4%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	585.6	(0.1)%	5.8%	5.8%	9.2%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	329.6	1.7%	10.5%	10.5%	0.0%	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	2,302.9	(2.7)%	11.5%	11.5%	5.4%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,683.8	(7.6)%	2.9%	2.9%	(7.7)%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	906.9	(2.8)%	(8.5)%	(8.5)%	(8.8)%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate / Credit (listed REIT)	71.6	(6.6)%	1.1%	1.1%	(11.6)%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	247.9	(0.1)%	13.8%	13.8%	-	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate / Credit (listed REIT)	168.0	5.0%	0.9%	-	-	IFIX[8]	IPCA[6] + X[9]%
VICA11	Real Estate / Credit (REIT)	375.7	1.5%	-	-	-	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	58.0	(3.1)%	5.9%	5.9%	-	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	604.9	(3.6)%	1.1%	1.1%	(11.1)%	-	-

Benchmark	4Q'22	YTD	12 M	24 M
IBOV[5]	(0.3)%	4.7%	4.7%	(7.8)%
CDI[4]	3.2%	12.4%	12.4%	17.3%
IMA-B 5[7]	2.5%	9.8%	9.8%	14.8%
IPCA[6] + Yield IMA-B[7]	2.7%	11.3%	11.3%	27.0%
IPCA[6]	1.6%	5.8%	5.8%	16.5%
IFIX[8]	(4.1)%	2.2%	2.2%	(0.1)%

See notes and definitions at end of document

44

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	213	5,278	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,880	2,019	2,241	4,260	2.3x	1.1x	12.0%	1.8%
VCP III	Private Equity	2018	4,000	2,118	34	3,564	3,598	1.6x	1.5x	42.7%	32.3%
VCP Strategy[2]	Private Equity		7,615	5,204	7,118	6,018	13,136	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	124	216	1.6x	1.3x	18.8%	9.5%
VIR IV	Private Equity	2020	1,000	277	92	229	321	1.2x	1.1x	18.6%	20.8%
VIR Strategy[3]	Private Equity		1,276	424	210	353	563	1.3x	1.3x	20.6%	27.3%
SPS I	Vinci SPS	2018	128	172	131	150	281	1.6x	1.6x	26.8%	18.2%
SPS II	Vinci SPS	2020	671	984	475	880	1,355	1.4x	1.5x	30.1%	30.8%
SPS III	Vinci SPS	2021	1,070	358	53	365	417	1.2x	1.3x	39.0%	44.0%
Vinci SPS Strategy[4]	Vinci SPS		1,869	1,514	659	1,395	2,054	1.4x	1.5x	29.8%	27.6%
FIP Transmissão[5]	Infrastructure	2017	211	104	240	143	383	3.7x	2.7x	64.0%	47.2%
VIAS[6]	Infrastructure	2021	386	350	–	350	350	1.0x	1.0x	NM	NM
VFDL[7]	Real Estate	2021	422	89	–	111	111	1.2x	1.3x	26.4%	28.0%
Vinci Credit Infra	Credit	2022	1,400	60	–	59	59	1.0x	1.0x	NM	NM

See notes and definitions at end of document

45

VINCI partners

46 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 November 23, 2022 March 01, 2023 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 December 08,2022 March 15, 2023 ▪ Vinci Partners generated R$1.01 or US$0.19¹ of Distributable Earnings per common share for the fourth quarter of 2022. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of March 01, 2023; payable on Mar ch 15 , 2023. See notes and definitions at end of document

47 Share Summary ▪ Common Shares Outstanding as of quarter end of 55,080,736 shares. x Repurchased 278,122 common shares in the quarter, with an average share price of US$10.0. x Repurchased 1,832,852 common shares since the announcement of the first share repurchase plan, with an average share price of US $11.9. x The first share repurchase plan expired on May 31, 2022 and was replaced by a new share repurchase plan initiated on June 17 th , 2022, limited to R$60 million. x Available authorization remaining was R$29.8 million on December 30, 2022. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 13,936,856 13,716,758 13,438,636 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736

GP Commitment in Vinci Partners funds

- As of December 30, 2022, the company had R$1.1 billion in capital commitments signed to proprietary funds.
- During the fourth quarter of 2022, the company signed R$105.0 million in capital commitments to proprietary funds.
- Total GP Investments marked at fair value of R$338.0 million as of December 30, 2022.

(R$ millions, unless mentioned)	Segment	4Q'22 Commitments	Total Capital Committed	4Q'22 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (4Q'22)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.1	–	1.6	2.4
VCP III	Private Equity	–	3.1	0.0	2.4	–	–	3.4
VIR IV	Private Equity	–	11.1	0.2	3.9	0.8	1.0	2.9
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	1.3	20.9	10.9
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	0.4	6.6	3.1
VIAS	Infrastructure	–	50.0	–	27.8	–	–	33.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.6
VICC	Infrastructure	100.0	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	–	22.8	–	–	25.5
VIUR	Real Estate	–	67.3	–	67.3	1.5	9.0	53.3
VINO	Real Estate	–	50.0	–	50.0	0.9	3.4	43.2
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	18.4
VCS	Real Estate/Credit	–	80.0	–	80.0	3.0	8.8	75.7
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	–	23.0	–	23.0	–	–	22.9
Vinci Crédito Infra Institucional	Credit	–	100.0	7.7	7.7	–	–	7.6
VSP FIM	IP&S	–	50.0	2.4	6.8	–	–	7.3
VINCI PIPE	Public Equities	5.0	25.0	5.0	25.0	–	–	21.9
Total		105.0	1,067.8	15.3	355.1	7.9	51.9	338.0

See notes and definitions at end of document

48

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	**AUM R$mm**	**Index type**	**Index Rate**	**Status**
Offshore Vehicles	3,737	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	3,031	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	219	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	140	Preferred Return w/ Catch- Up[2]	IPCA[5] + 5%	Within investment period
Others	3,574			Not expected to pay performance
Total Private Equity	**10,700**			
Vinci Valorem	1,868	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,694	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,521			Currently generating performance
Commingled Funds	747	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	207	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	1,628			Currently generating performance
Total IP&S	**7,665**			
SWF	3,895	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,031	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	526	Hurdle[3]	IBOV[7]	Currently generating performance
Others	304			Currently generating performance
Total Public Equities	**5,757**			
Listed REITs	2,501	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	435	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	92	Hurdle[3]	IFIX[9]	Currently generating performance
Others	236			Currently generating performance
Total Real Estate	**3,264**			
VCI II	758	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	586	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	352	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	344	Hurdle[3]	CDI[10]	Currently generating performance
VCS	113	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	242			Not expected to pay performance
FOF Strategy	23	Hurdle[3]	IFIX[9]	Currently generating performance
Others	1,131			Currently generating performance
Total Credit	**3,549**			
Atlas Strategy	439	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	468	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	354	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	1,232			Currently generating performance
Total Hedge Funds	**2,493**			
VIAS	369	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	62	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
VICC	659	Preferred Return[4]	IPCA[5]	Within investment period
Others	147			Not expected to pay performance
Total Infrastructure	**1,388**			
Special Situations	1,095	Preferred Return[4]	CDI[10]	Within investment period
Total Vinci SPS	**1,095**			
PEAUM TOTAL	**35,910**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$35.9 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$11 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$36 bn
30%
21%
16%
9%
10%
7%
4%
3%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Infrastructure
Vinci SPS

49

VINCI partners

Notes and Definitions

- **Notes to page 4**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

(2) As of FY'22.

(3) CAGR is calculated considering Adjusted Distributable Earnings from 2018 to 2022.

(4) LTM Dividend Yield is calculated considering 0.71 dividend/share distributed over the last twelve months and a price close of US$11.27/share as of February 14th, 2023.

- **Notes to page 8**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Credit, Vinci SPS and Infrastructure.

- **Notes to page 13**

(1) Accrued performance fees for the VCP offshore are as of 3Q'22. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 14**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- **Notes to page 15**

(1) Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non-recurring expenses.

- **Notes to page 16**

(1) LTM Dividend Yield is calculated considering 0.71 dividend/share distributed over the last twelve months and a price close US$11.27/share as of February 14th, 2023.

Notes to page 18

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

50

51 Notes and Definitions (cont’d) ▪ Notes to page 19 (1) Fund commitment and related co - investments. ▪ Notes to page 20 (1) CVM ( Comissão de Valores Mobiliários ) is the Brazilian equivalent to the SEC. ▪ Notes to page 21 (1) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global a sse t manager franchise, or a FoFs . (2) Other alternative local asset managers include Patria and Kinea . (3) Other independent asset managers include Gavea , SPX and Jive Investments. (4) Hedge funds include JPG, Bahia, Verde and others. (5) Incumbent banks include Banco do Brasil, ITAU Unibanco , Bradesco, Santander, and Caixa. (6) As of FY’22. Notes to page 36 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year val ues are calculated as the sum of the last four quarters. (2) Other financial expenses include the interest related to Vinci SPS’ acquisition. (3) Non - recurring expenses for 2022 are composed by expenses related to professional services to matters related to acquisitions and to our international corporate organization. (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year valu es are calculated as the sum of the last four quarters. ▪ Notes to page 37 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - recurring expenses for 2022 are composed by expenses related to professional services to matters related to M&A and to o ur international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On December 30, 2022, Vinci revaluated the fair value of the obligation based on the economic conditions at the year end, resulting in a decrease of the contingent cons ide ration fair value. The variation was recognized as an income in the financial result.

Notes and Definitions (cont'd)

- **Notes to page 39**

(1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

- **Notes to page 44**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil (daily average for the period).

(5) Brazil stock market most relevant index.

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the Brazilian stock Market.

(9) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2%-4%, X= Average IMAB 5+1% per year; iii. Between 4%-5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average

- **Notes to page 45**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

(2) Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 3Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(3) Track record for VIR strategy is presented as of 3Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(4) Track record for Vinci SPS strategy is presented as of 4Q'22.

(5) Track record for FIP Infra is presented as of 3Q'22.

(6) Track record for VIAS is presented as of 3Q'22.

(7) Track record for VFDL is presented as of 4Q'22.

(8) Track record for Vinci Credit Infra is presented as of 4Q'22.

52

VINCI partners

53 Notes and Definitions (cont’d) ▪ Notes to page 46 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.2546, as of February 10, 202 3, when dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 48 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. ▪ Notes to page 47 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged ov er the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause. (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

54

55 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while part of our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

56 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIF11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 – 14 o andar Jardim Paulistano – 01452 - 000 55 11 3230 2541 | Vinci SPS Rua Iguatemi , 448 – CJ 601 Itaim Bibi – 01451 - 010 55 16 2101 4641 | Ribeirão Preto Av. Presidente Vargas, 2.121 – Sala 106 Jardim América – 14020 - 260 Recife 55 81 3204 6811 Av. República do Libano , 251 – Sala 301 – Torre A Pina – 51110 - 160 New York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017